Exhibit 17.1

June 17, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

I have been furnished with a response to Item 5.02(a) of Form 8-K for the event that occurred on June 5, 2009, which was filed by Capital Growth Systems, Inc. (the Company) on June 11, 2009. With regards to that response, I have been advised by the Company of my opportunity to state whether I agree with the disclosures in that filing.

•	I agree that on June 2, 2009, the Company terminated their audit engagement with BDO Seidman, LLP (BDO) as approved by the Company’s Board of Directors over my objections.

•	I also agree that I resigned from the Company’s Board of Directors on June 5, 2009.

In addition to these statements, I acknowledge that I have also read all the statements BDO made in their June 8, 2009, letter to the Securities and Exchange Commission (SEC) subsequent to the Company’s response to Item 4.01 of Form 8-K when the Company terminated their audit engagement with BDO. I agree with all of BDO’s statements made in that June 8, 2009, letter in their entirety.

The events reflected in the statements made by BDO in their June 8, 2009, letter to the SEC, including the highlighted internal control over financial reporting deficiencies, contributed to:

•

The inability of the Company to prepare on a timely basis the Company’s 2008 financial statements in conformity with U.S. generally accepted accounting principles along with the requisite Company accounting records and analysis necessary for BDO to complete their audit, and

•	The inability of the Company to Complete certain required SEC filings on a timely basis.

Sincerely,

/s/ BWCoderre

Brian W. Coderre

cc: Mitch Goldsmith

cc: Patrick Shutt